October 15, 2012
VIA EDGAR SUBMISSION

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Arcos Dorados Holdings Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 18, 2012
File No. 001-35129

Dear Mr. Shenk:

On behalf of Arcos Dorados Holdings Inc. (the “Company”), I hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 26, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”).

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings.

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Form 20-F for Fiscal Year Ended December 31, 2011
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010
General and Administrative Expenses, page 67

1.
We note that you oftentimes cite two or more factors that have contributed to the variance in the general and administrative expenses recognized by your company and by your segments. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. In addition, if two or more factors are cited to explain the variance in the amounts recognized for other material line items reported on the face of your consolidated statement of operations, please ensure that those factors are also quantified. Refer to section 501.04 of the Codification of Financial Reporting Releases for further guidance.

Response

We respectfully inform the Staff that we will expand the disclosure in our future filings on Form 20-F to quantify each factor that contributes to the variance in general and administrative expenses and other material line items, if applicable.

Presented below are the proposed changes to expand the disclosure about general and administrative expenses on page 67 of our 20-F for fiscal year 2011, quantifying each factor that explains their variance.

General and Administrative Expenses

General and administrative expenses increased by $80.7 million, or 31.8%, to $334.9 million in 2011, as compared to 2010. This increase was a consequence of higher travel and professional services expenses due to our ongoing systems integration and shared service center implementation throughout the region ($ 20.9 million) and higher payroll expenses as a result of higher stock-based compensation expenses ($ 7.3 million), salary increases and the hiring of employees to fill new positions in expectation of continued growth ($ 30.8 million).

In Brazil, general and administrative expenses increased by $22.7 million, or 30.4%, to $97.6 million in 2011, as compared to 2010. This increase resulted primarily from higher travel and professional services related to tax savings projects ($ 6.6 million) and higher payroll costs as a result of salary increases and the hiring of employees to fill new positions ($ 6.2 million), most of which related to our expansion plan in that market. In addition, the appreciation of the real against the U.S. dollar contributed to the increase ($ 4.6 million).

In the Caribbean division, general and administrative expenses increased by $1.7 million, or 8.3%, to $22.5 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses as a consequence of the initiation of operations in Trinidad and Tobago ($ 0.6 million). In addition, the appreciation of the European euro against the U.S. dollar in the French West Indies resulted in higher expenses ($ 0.3 million).

In NOLAD, general and administrative expenses increased by $1.6 million, or 5.9%, to $28.0 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses and higher payroll costs as a result of salary increases ($ 1.2 million). In addition, the appreciation of the local currencies in Mexico and Costa Rica contributed to the increase ($ 0.5 million).

In SLAD, general and administrative expenses increased by $14.3 million, or 26.5%, to $68.3 million in 2011, as compared to 2010, primarily as a result of higher payroll and travel expenses ($ 6.5 million), mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region coupled with the devaluation of currencies well below inflation levels; hirings, mainly in Colombia due to our expansion plan in that market ($ 1.0 million); and higher variable compensation accrual due to better results ($ 2.6 million). Lastly, the appreciation of some local currencies in the region against the U.S. dollar also contributed to the increase ($ 1.5 million).

General and administrative expenses for Corporate and others increased by $40.4 million, or 51.7%, to $118.6 million in 2011, as compared to 2010. This increase was mostly due to higher payroll expenses and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region ($ 20.9 million), higher payroll expenses due to the hiring of employees ($ 2.9 million), salary increases linked to Argentina’s inflation ($ 3.0 million), as our corporate headquarters are located in Argentina, and stock-based compensation expenses ($ 7.3 million).

Financial Statements
Notes to Consolidated Financial Statements
Note 3. Summary of significant accounting policies
Intangible assets, net, page F-9

2.
Please refer to your disclosure regarding the initial franchise fees paid to McDonald’s Corporation upon the opening of new company-operated restaurants. Based upon your disclosure, we note that you capitalize the amounts paid to McDonald’s Corporation as an intangible asset and amortize such amounts on a straight-line basis over the term of the franchise (generally, 20 years). In this regard, it appears that your accounting policy for the recognition of initial franchise fees paid to McDonald’s in connection with the opening of new company-operated restaurants may be inconsistent with your accounting policy for recognizing initial franchise fees you receive from third-party franchisees as the franchisor. More specifically, we note that the discussion of initial franchise fees in your revenue recognition policy (i.e., on page F-8 of your Form 20-F) suggests that, for revenue recognition purposes, you have concluded that initial franchise fees relate to the initial services that are (A) required by a franchise agreement and (B) deemed completed upon the opening of a new restaurant. In this regard, we also note that the glossary to the Accounting Standards Codification defines initial franchise fees as “consideration for establishing the franchise relationship and providing some initial services.” Based upon the observations noted above, please tell us why you believe it is appropriate to capitalize and amortize the initial franchise fees that you pay to McDonald’s Corporation upon the opening of a new company-operated restaurant.

Response

We respectfully inform the Staff that we believe it is appropriate to capitalize the initial franchise fees paid to McDonald’s Corporation considering: (i) they represent intangible assets that are acquired individually in accordance with ASC 350-30-25; (ii) they are incremental direct costs necessarily incurred to obtain the legal right to operate a new restaurant under the McDonald’s brand over the franchise period as required by the Master Franchise Agreements entered into with McDonald´s Corporation; and (iii) they meet the contractual-legal criterion for recognition. We believe that the initial franchise fees should be amortized over the periods that the intangible assets are expected to contribute to our future cash flows, which are constrained by the duration of the related legal rights.

We respectfully inform the Staff that regarding initial franchise fees we receive from third-party franchisees as the franchisor, a portion of the amount collected upfront from our franchisees upon the opening of a new restaurant is paid to McDonald´s Corporation and the net amount we collect, which totaled $0.5 million in the aggregate for 2011, represents the consideration for the initial services performed by us.  Both the total amount that should be charged for these services to the franchisees and the amount that should be paid to McDonald´s Corporation are determined by the Master Franchise Agreements. Regarding the net amount collected for initial services that we provide to our franchisees upon the opening of a new restaurant (such as assistance in the selection of the site and distribution of manuals, among others), we recognize revenue when we have performed substantially all material related services.

Impairment and disposal of long-lived assets, page F-9

3.
Per your disclosure, assets are grouped at a country level for purposes of reviewing assets for potential impairment. In this regard, you state that you manage your restaurants as a group or portfolio with significant common costs and promotional activities; therefore, each restaurant’s cash flows are not largely independent of the cash flows of others in the market. Based upon your subsequent disclosure, we also note the following:

• If an indicator of impairment exists for any grouping of assets, an estimate of the undiscounted cash flows produced by each individual restaurant within the asset grouping is compared to each restaurant’s carrying value; and

• If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Your disclosure regarding the estimation/forecasting of future cash flows and the measurement of fair value and impairment at the restaurant level suggests that (A) you make decisions (e.g., regarding best use) at the individual restaurant level and (B) individual restaurants may represent the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Furthermore, we note that (a) sales recognized by company-operated restaurants, food and paper costs, payroll and employee benefit costs, occupancy and other operating costs, and royalty fees, generally, appear to be restaurant specific, (b) the aggregate costs mentioned in “(a)” appear to represent between 89.5% and 91.5% of your total operating costs – that is, after excluding franchise-related costs – for each of the fiscal years for which you have provided a statement of operations, and (c) advertising costs, which are presumably a material component of your common promotional activities, only represented approximately 4.2% of your total operating costs – that is, after excluding franchise-related costs – for each of the fiscal years for which you have provided a statement of operations. These observations also appear to suggest that individual restaurants may represent the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Notwithstanding the observations mentioned above, we note from your disclosure regarding segment presentation (i.e., on page 52 of your 20-F) that you focus on your customers by managing operations at the local level – including, marketing campaigns, special offers, menu management, and monitoring customer satisfaction. This disclosure suggests that each “local” market may represent (i) the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and (ii) the appropriate level at which assessment for potential impairment should be made – that is, if the individual restaurant level is not deemed appropriate.

Lastly, it is not clear to us how you have concluded that it is appropriate to assess the potential impairment of long-lived assets and measure actual impairment of long-lived assets based upon different groupings of your long-lived assets. In this regard, refer to FASB ASC 360-10-35-23.

Given the observations noted above, please tell us why you believe it is appropriate for all company-operated restaurants within a country to be accounted for as a single asset group for purposes of assessing for potential impairment. As part of your response, explain to us, in detail, how you have determined that all company-operated restaurants located in a single country represent a local and/or single market – particularly, in the case of countries that cover a large geographical area, such as Brazil, Argentina, Chile, Peru, Colombia, and Venezuela.

Response

We respectfully advise the Staff that we believe that, in accordance with ASC 360-10-35-23, it is appropriate for all company-operated restaurants within a country to be accounted for as a single asset group for purposes of assessing for potential impairment because each country represents the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The abovementioned is supported by the following: (i) the Company´s management views the business and projects cash flows by division (operating segment) and country, not by restaurant; (ii) the business is not run on a restaurant-by-restaurant profit basis but on a country profit basis; (iii) some restaurants are located based on a strategic view, such as to affect competitors; (iv) customers in each country look for the McDonald’s brand rather than a particular restaurant, as each restaurant within a country is similar from the customer’s standpoint; and (v) restaurants are dependent on country distribution that provide warehousing, ordering, inventory levels, pricing lists, product menu definition, advertising, accounting and other administrative services. The abovementioned applies even for countries that cover a large geographical area – in fact, there are no significant differences in how we run the business in these countries when compared to the smaller countries. It is also important to note that, from a commercial standpoint, the products and services are generally the same in all restaurants within the country.

We further advise the Staff that when performing our impairment analysis in accordance with our accounting policy we first determine which group of assets (those within a country) presents impairment indicators in accordance with ASC 360-10-35-21.  For those asset groups presenting impairment indicators we continue our analysis in accordance with ASC 360-10-35-17 with a comparison of their carrying value with the sum of the undiscounted cash flows expected to result from the use of those assets.  In developing our policy regarding this second step, we have deemed it appropriate, in addition to performing the comparison of the asset group as a whole, to expand our analysis to try to identify potential impairments on individual assets within the asset group that otherwise would have not been identified. It is important to note that this recoverability test for individual long-lived assets (restaurants) within a group is performed considering that any individual asset (restaurant) is not significant to the asset group as a whole, and is performed together with the asset group test on a complementary basis. For this purpose, we allocate the market-level projected cash flows to each individual restaurant based on certain assumptions as well as facts and circumstances.

4.
Please refer to your disclosure regarding goodwill on page F-10 of your Form 20-F. We note that your annual goodwill impairment analysis for fiscal year 2011 resulted in the recognition of an impairment charge for the full amount of goodwill that had been generated in connection with the acquisition of restaurants in St. Croix. However, St. Croix does not appear to have been one of the markets for which tangible long-lived assets were tested for impairment (i.e., at the restaurant level) during fiscal year 2011. In this regard, please tell us the factors that contributed to the decline in the fair value of the St. Croix reporting unit to an amount that was below the reporting unit’s carrying value and explain to us why such factors were not considered indicators of potential impairment of the reporting unit’s tangible long-lived assets. As part of your response, also tell us whether the St. Croix reporting unit incurred losses for any of the three most recent reporting periods, as well as the aggregate carrying value of the reporting unit’s tangible long-lived assets at December 31, 2011.

Response

We respectfully advise the Staff that the St. Croix reporting unit incurred losses in all of the three most recent reporting periods. However, the main factor that contributed to the decline in the fair value of the St. Croix reporting unit was the downwards revision of cash flow projections for this market.

We respectfully inform the Staff that, as part of the goodwill impairment test of the St. Croix reporting unit, we performed a high-level estimate of the fair market value of its long-lived assets and concluded that it approximates their carrying amount. It is important to note that the fair market value was estimated based on selling prices of similar assets rather than based on discounted estimated future cash flows. At December 31, 2011, the aggregate carrying value of the St. Croix reporting unit´s tangible long-lived assets amounted to $2.1 million, representing approximately 0.2% of our consolidated net property and equipment.

Note 5. Accounts and notes receivable, net, page F-13

5.
Please consider providing separate disclosure of the receivables balance attributable to (A) outstanding credit card transactions and (B) the royalty and rent receivables owed by franchisees. In this regard, your credit card receivables appear to be akin to actual customer (i.e., trade) receivables generated from sales of your company; whereas, your royalty and rent receivables appear to be akin to receivables from others, as they are collected from and based upon the sales of your franchisees. Refer to Rule 5-02.3(a) of Regulation S-X for further guidance.

Response

We respectfully advise the Staff that we consider our franchisees as customers following Rule 5-02.3(a) of Regulation S-X and the Glossary of the Accounting Standards Codification. Nonetheless, as requested by the Staff, we will provide separate disclosure of the accounts receivable balances in our future filings on Form 20-F, as further set forth below.

The following table includes the breakdown of “Accounts receivable” at December 31, 2011:

2011

Receivables from franchisees	$33,823
Debit and credit card receivables	42,344
Meal vouchers receivables	13,737
$89,904

Note 15. Income taxes, page F-25

6.
Refer to the tabular presentation of the components your net deferred tax asset balance – that is, on page F-26 of your Form 20-F. Please consider whether the amount disclosed as “other deferred tax assets” for fiscal year 2011 should be further disaggregated in accordance with FASB ASC 740-10-50-6. In this regard, we note that the amount disclosed as “other deferred tax assets” at December 31, 2011 is approximately $41.1 million (i.e., approximately 64.8%) greater than the amount disclosed as of December 31, 2010 and represents approximately 21.6% of your gross deferred tax asset balance as of December 31, 2011.

Response

In response to the Staff’s comment, we confirm to the Staff that we will include this expanded disclosure in our future filings on Form 20-F, as further set forth below.

The following table includes a breakdown of “other deferred tax assets” as of December 31, 2011:

2011

Property and equipment – tax inflation adjustment	$31,749
Other accrued payroll and other liabilities	30,551
Share-based compensation programs	12,450
Provision for contingencies	11,905
Other deferred tax assets	18,015
$104,670

Note 17. Commitments and Contingencies, page F-31

7.
Please refer to your tabular disclosure of valuation and qualifying accounts in Note 26 to your fiscal year 2011 financial statements. We note that you have disclosed a significant amount of activity related to your “provision for contingencies” for each of the last two years. However, we believe that it is difficult to determine how the activity disclosed in Note 26 relates to those matters which you have discussed in Note 17 to your financial statements. In this regard, please expand your discussion of the matters disclosed in Note 17. For example, with regard to each matter discussed in Note 17, please consider disclosing amounts accrued, amounts settled, and offsetting indemnification amounts recorded for each applicable period. In this regard, it also may be appropriate to cite and discuss any specific factors that have resulted in the accrual or de-recognition of additional amounts. Please revise your disclosure, accordingly, and include an example of your proposed expanded disclosure as part of your response. Alternatively, if the activity presented in your tabular disclosure of valuation and qualifying accounts (i.e., in Note 26 to your financial statements) does not relate to those matters discussed in Note 17 to your financial statements, please tell us (A) what such activity relates to and (B) why it has not been discussed in Note 17.

Response

We respectfully advise the Staff that we believe all significant matters regarding our “provision for contingencies” are already disclosed in Note 17. We believe that the 2011 Form 20-F provides sufficient information to enable the reader to obtain a fair understanding of the nature and impact of the significant contingencies.

Nonetheless, we have prepared the following proposed paragraphs to expand the disclosure in Note 17 as requested by the Staff, and will include this disclosure, with appropriate modifications, in future filings of our Form 20-F:

(i)  Tax contingencies in Brazil. It mainly relates to VAT special treatment for restaurants in Rio de Janeiro and taxes over royalty payments. During fiscal year 2010, the Company recorded an accrual of $54,079, primarily related to the decision to negotiate the settlement of past claims related to VAT special treatment for restaurants in Rio de Janeiro (previously considered not probable) together with a new regime resolving this matter going forward; and a currency translation adjustment amounting to $(568). In addition, there was a reduction amounting to $76,954 in connection with the amnesty program discussed below. During fiscal year 2011, the Company recorded an accrual of $19,626, primarily related to a modification in the fiscal authorities’ interpretation regarding taxes impacting royalty payments; a reduction in the accrual of $14,790, corresponding to downwards revisions of the estimated settlement amounts of several claims (including VAT special treatment for restaurants in Rio de Janeiro) based on the opinion of the Company’s legal advisors; and a currency translation adjustment amounting to $(5,218). In addition, the Company made settlements totaling $8,255.

(ii)  Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal year 2010, the Company recorded an accrual of $17,767, primarily related to new dismissal claims and to an increase in estimated future costs of outstanding claims; and a currency translation adjustment amounting to $1,587. In addition, the Company made settlements totaling $12,561. During fiscal year 2011, the Company recorded an accrual of $8,211, primarily related to new dismissal claims and to an increase in estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(2,240). In addition, the Company made settlements totaling $19,781.

(iii)  Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal year 2010, the Company recorded an accrual of $2,992 and a currency translation adjustment amounting to $141. In addition, the Company made settlements totaling $424. During fiscal year 2011, the Company recorded an accrual of $4,508 and a currency translation adjustment amounting to $(1,026). In addition, the Company made settlements totaling $867.

(iv)  Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal year 2010, there was a net increase amounting to $8,643, including foreign currency translation for $1,331.  During fiscal year 2011, there was a net decrease amounting to $20,521, including foreign currency translation for $3,911.

We respectfully confirm to the Staff that we will expand our disclosure regarding provision for contingencies activity in conformity with the Staff’s request in our future filings on Form 20-F.

In addition to the expanded disclosure to be included in future filings on Form 20-F, we respectfully provide to the Staff the following supplemental information regarding the activity disclosed in Note 26:

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For fiscal year 2010, we respectfully inform the Staff that the additions amounting to $67,074 relate to the accrual of $74,838 disclosed in the proposed paragraphs above, which was offset by $7,764 mainly related to the change in the balance of contingencies included in the amnesty program.   In addition, the amount of deductions of $89,487 corresponds to the decrease in the provision as a result of the amnesty program, other settlements and the net increase in judicial deposits as also discussed above.

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For fiscal year 2011, we respectfully inform the Staff that the additions amounting to $53,869 relate to the accrual of $32,345 disclosed in the proposed paragraphs and a decrease in judicial deposits for $21,524. Regarding deductions, the disclosed amount of $48,607 corresponds to the settlements and reductions discussed in the proposed paragraphs above, as well as to an increase in judicial deposits for $4,914.

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In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosure proposed above will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at (5411) 4711-2059.

Very truly yours,

/s/ German Lemonnier
Name: German Lemonnier Title: Chief Financial Officer

cc:	Juan David Bastidas, General Counsel, Arcos Dorados Holdings Inc.
Maurice Blanco, Davis Polk & Wardwell LLP
Fernando Paci, Ernst & Young